Exhibit 99.3

 Financial Report Half Year  2025

 Unaudited condensed consolidated interim statement of financial position  (in thousands of USD)  Note  June 30, 2025  December 31, 2024  ASSETS  Non-current assets  Vessels  12  6,306,131  2,617,484  Assets under construction  12  746,330  628,405  Right-of-use assets  12  202,564  1,910  Other tangible assets  12  23,741  21,628  Prepayments  12  876  1,657  Intangible assets  13  16,675  16,187  Goodwill  13  172,350  —  Receivables  20  89,211  75,076  Investments  25  117,948  61,806  Deferred tax assets  -  8,648  10,074  Total non-current assets  7,684,474  3,434,227  Current assets  Inventory  21  58,340  26,500  Trade and other receivables  22  422,893  235,883  Current tax assets  -  4,465  3,984  Cash and cash equivalents  -  155,048  38,869  640,746  305,236  Non-current assets held for sale  8  74,154  165,583  Total current assets  714,900  470,819  TOTAL ASSETS  8,399,374  3,905,046  CMB.TECH - Financial Report HY 2025  2

 EQUITY and LIABILITIES  Equity  Share capital  -  239,148  239,148  Share premium  -  460,486  460,486  Translation reserve  14  9,285  (2,045)  Hedging reserve  14  351  2,145  Treasury shares  14  (284,508)  (284,508)  Retained earnings  -  902,569  777,098  Equity attributable to owners of the Company  1,327,331  1,192,324  Non-controlling interest  1,225,511  —  Total equity  2,552,842  1,192,324  Non-current liabilities  Bank loans  16  3,660,298  1,450,869  Other notes  16  199,217  198,887  Other borrowings  16  1,200,179  667,361  Lease liabilities  16  4,108  1,451  Other payables  17  1,580  —  Employee benefits  -  1,072  1,060  Deferred tax liabilities  -  495  438  Total non-current liabilities  5,066,949  2,320,066  Current liabilities  Trade and other payables  17  191,894  79,591  Current tax liabilities  -  9,644  9,104  Bank loans  16  352,666  201,937  Other notes  16  3,733  3,733  Other borrowings  16  105,933  95,724  Lease liabilities  16  115,588  2,293  Provisions  23  125  274  Total current liabilities  779,583  392,656  TOTAL EQUITY and LIABILITIES  8,399,374  3,905,046  The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements  CMB.TECH - Financial Report Half Year 2025  3

 Unaudited condensed consolidated interim statement of profit or loss  (in thousands of USD except per share amounts)  Note  2025  2024  Jan. 1 - Jun. 30, 2025  Jan. 1 - Jun. 30, 2024  Shipping income  Revenue  9  622,852  492,377  Gains on disposal of vessels/other tangible assets  12  103,791  502,547  Other operating income  9  20,155  38,245  Total shipping income  746,798  1,033,169  Operating expenses  Raw materials and consumables  -  (5,128)  (1,678)  Voyage expenses and commissions  10  (123,742)  (85,903)  Vessel operating expenses  10  (175,473)  (100,013)  Charter hire expenses  -  (1,620)  (17)  Depreciation tangible assets  12  (162,767)  (80,529)  Amortisation intangible assets  13  (1,602)  (1,348)  Impairment losses  -  (3,573)  —  General and administrative expenses  10  (56,395)  (36,287)  Total operating expenses  (530,300)  (305,775)  RESULT FROM OPERATING ACTIVITIES  216,498  727,394  CMB.TECH - Financial Report HY 2025  4

 Finance income  11  25,707  23,416  Finance expenses  11  (208,147)  (69,396)  Net finance expenses  (182,440)  (45,980)  Share of profit (loss) of equity accounted investees (net of income tax)  25  1,571  2,570  PROFIT (LOSS) BEFORE INCOME TAX  35,629  683,984  Income tax benefit (expense)  -  (2,840)  (4,364)  PROFIT (LOSS) FOR THE PERIOD  32,789  679,620  Attributable to:  Owners of the company  15  51,766  679,620  Non-controlling interest  (18,977)  —  Basic earnings per share  15  0.27  3.43  Diluted earnings per share  15  0.27  3.43  Weighted average number of shares (basic)  15  194,216,835  197,886,375  Weighted average number of shares (diluted)  The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements  15  194,216,835  197,886,375  CMB.TECH - Financial Report Half Year 2025  5

 Unaudited condensed consolidated interim statement of comprehensive income  (in thousands of USD)  Note  2025  Jan. 1 - Jun. 30, 2025  2024  Jan. 1 - Jun. 30, 2024  Profit/(loss) for the period  32,789  679,620  Other comprehensive income (expense), net of tax  Items that will never be reclassified to profit or loss:  Remeasurements of the defined benefit liability (asset)  -  —  182  Items that are or may be reclassified to profit or loss:  Foreign currency translation differences  -  11,330  (309)  Cash flow hedges - effective portion of changes in fair value  14  (1,794)  1,268  Other comprehensive income (expense), net of tax  9,536  1,141  Total comprehensive income (expense) for the period  42,325  680,761  Attributable to:  Owners of the company  61,302  680,761  Non-controlling interest  (18,977)  —  The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements  CMB.TECH - Financial Report HY 2025  6

 Unaudited condensed consolidated interim statement of changes in equity  Treasury shares acquired  —  —  —  —  —  (126,913)  —  (126,913)  — (126,913)  Total transactions with owners  —  (835,132)  —  —  (126,913)  (849,409)  (1,811,454)  — (1,811,454)  income (expense)  (in thousands of USD) Note  Share  Share  Trans-  Hedging  Treasury  Retained  Equity  Non-  Total  capital  premium  lation  reserve  shares  earnings  attributable  controlling  equity  reserve  to owners  interest  of the  Company  Balance at January 1, 2024  239,148  1,466,529  235  1,140  (157,595)  807,916  2,357,373  —  2,357,373  Profit (loss) for the period —  —  —  —  —  —  679,620  679,620  —  679,620  Total other comprehensive —  —  —  (309)  1,268  —  182  1,141  —  1,141  Total comprehensive income (expense)  —  —  (309)  1,268  —  679,802  680,761  —  680,761  Transactions with owners of the  company  Business Combination  24  — —  — — —  (796,970)  (796,970)  —  (796,970)  Dividends to equity holders  —  — (835,132)  — — —  (52,439)  (887,571)  —  (887,571)  Balance at June 30, 2024  239,148  631,397  (74)  2,408  (284,508)  638,309  1,226,680  — 1,226,680  CMB.TECH - Financial Report Half Year 2025  7

 income (expense)  purchase  Subsequent purchases interest  Note  Share  Share  Trans-  Hedging  Treasury  Retained  Equity  Non-  Total  capital  premium  lation  reserve  shares  earnings  attributable  controlling  equity  reserve  to owners  interest  of the  Company  Balance at January 1, 2025  239,148  460,486  (2,045)  2,145  (284,508)  777,098  1,192,324  —  1,192,324  Profit (loss) for the period —  —  —  —  —  —  51,766  51,766  (18,977)  32,789  Total other comprehensive 14  —  —  11,330  (1,794)  —  —  9,536  —  9,536  Total comprehensive income (expense)  —  —  11,330  (1,794)  —  51,766  61,302  (18,977)  42,325  Transactions with owners of the company  Business Combination - Initial 24  —  —  —  —  —  —  —  1,460,354  1,460,354  Business Combination - 24  —  —  —  —  —  73,705  73,705  (210,771)  (137,066)  Dividends to Non-controlling 14  —  —  —  —  —  —  —  (5,095)  (5,095)  Total transactions with owners  —  —  —  —  —  73,705  73,705  1,244,488  1,318,193  Balance at June 30, 2025  239,148  460,486  9,285  351  (284,508)  902,569  1,327,331  1,225,511  2,552,842  The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements  CMB.TECH - Financial Report HY 2025  8

 Unaudited condensed consolidated interim statement of cash flows  (in thousands of USD)  Note  2025  Jan. 1 - Jun. 30, 2025  2024  Jan. 1 - Jun. 30, 2024  Cash flows from operating activities  Profit (loss) for the period  32,789  679,620  Adjustments for:  247,711  (392,766)  Depreciation of tangible assets  12  162,767  80,529  Amortisation of intangible assets  13  1,602  1,348  Impairment losses (reversals)  -  3,573  —  Provisions  -  (149)  (163)  Income tax (benefits)/expenses  -  2,840  4,364  Share of profit of equity-accounted investees, net of tax  25  (1,571)  (2,570)  Net finance expense  11  182,440  45,980  (Gain)/loss on disposal of assets  12  (103,791)  (502,547)  (Gain)/loss on disposal of subsidiaries  9  —  (19,707)  CMB.TECH - Financial Report Half Year 2025  9

 Changes in working capital requirements  (63,149)  12,767  Change in cash guarantees  -  (2,736)  (44,494)  Change in inventory  21  (7,860)  757  Change in receivables from contracts with customers  22  5,156  45,353  Change in accrued income  22  (4,044)  3,770  Change in deferred charges  22  (44,064)  4,002  Change in other receivables  22  17,102  8,356  Change in trade payables  17  37,373  3,331  Change in accrued payroll  17  518  (865)  Change in accrued expenses  17  (43,814)  (15,216)  Change in deferred income  17  10,868  1,735  Change in other payables  -  (31,648)  6,038  Income taxes paid during the period  -  (1,296)  (4,253)  Interest paid  -  (146,037)  (54,637)  Interest received  -  3,080  13,910  Dividends received from other investments  25  4,276  —  Net cash from (used in) operating activities  77,374  254,641  Acquisition of vessels and vessels under construction  12  (547,113)  (444,570)  Proceeds from the sale of vessels  12  262,974  1,511,765  Acquisition of other tangible assets  12  (828)  (3,077)  Acquisition of intangible assets  13  (1,343)  (386)  Proceeds from the sale of other (in)tangible assets  12  —  2,000  Net cash on deconsolidation / sale of subsidiaries  -  —  822  Investments in other companies  20  —  (45,000)  Loans from (to) related parties  25  (1,331)  —  Repayment of loans from related parties  -  —  (79,930)  Acquisition of a subsidiary, net of cash acquired  24  (1,098,897)  (1,149,886)  Lease payments received from finance leases  -  933  782  Net cash from (used in) investing activities  (1,385,605)  (207,480)  CMB.TECH - Financial Report HY 2025  10

 (Purchase of) Proceeds from sale of treasury shares  14  —  (126,913)  Proceeds from new borrowings  16  2,474,701  1,365,022  Repayment of borrowings  16  (703,016)  (206,701)  Repayment of lease liabilities  16  (9,686)  (32,291)  Repayment of commercial paper  16  (142,007)  (213,545)  Repayment of sale and leaseback  16  (29,888)  (8,902)  Transaction costs related to issue of loans and borrowings  16  (23,128)  (4,477)  Dividends paid  14  (5,395)  (903,331)  Acquisition of non-controlling interest  24  (137,066)  —  Net cash from (used in) financing activities  1,424,516  (131,138)  Net increase (decrease) in cash and cash equivalents  116,285  (83,977)  Net cash and cash equivalents at the beginning of the period  -  38,869  429,370  Effect of changes in exchange rates  -  (106)  (1,494)  Net cash and cash equivalents at the end of the period  -  155,048  343,899  The accompanying notes on pages 12 to 54 are an integral part of these condensed consolidated interim financial statements  CMB.TECH - Financial Report Half Year 2025  11

 Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2025  22  24  26  27  discontinued operations  Note 9 - Revenue and other operating income Note 10 - Expenses for shipping activities Note 11 - Net finance expenses  Note 12 - Property, plant and equipment Impairment  Note 13 - Intangible assets and goodwill Note 14 - Equity  30  31  32  Note 1 - Reporting entity  13  Note 15 - Earnings per share  33  Note 2 - Basis of preparation  13  Note 16 - Interest-bearing loans and borrowings  35  Note 3 - Use of judgements and estimates  13  Note 17 - Trade and other payables  40  Note 4 - Changes in significant accounting policies  14  Note 18 - Financial instruments  41  Note 5 - Changes in consolidation scope  15  Note 19 - Deferred tax assets and liabilities  45  Note 6 - Significant events  16  Note 20 - Non-current receivables  45  Note 7 - Segment reporting  18  Note 21 - Inventory  46  Note 8 - Assets and liabilities held for sale and  21  Note 22 - Trade and other receivables  47  Note 23 - Provisions and contingencies  48  Note 24 - Business Combination  49  Note 25 - Investments  51  Note 26 - Subsequent events  53  Note 27 - Standards issued but not yet effective  53  Note 28 - Statement on the true and fair view of the consolidated financial statements and the fair overview of the management report  54  CMB.TECH - Financial Report HY 2025  12

 Note 1 - Reporting entity  CMB.TECH NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The condensed consolidated interim financial statements ("interim financial statements") as at and for the six months ended June 30, 2025 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and joint ventures.  Note 2 - Basis of preparation  These condensed consolidated  interim financial  statements have been prepared in accordance with lAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2024 that have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, collectively "IFRS".  Changes to and new significant accounting policies are described in Note 4.  These condensed consolidated interim statements were authorized for issue Supervisory Board on August 25, 2025.  financial by the  Note 3 - Use of judgements and estimates  The preparation of interim financial statements  requires management to make judgements,  estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.  The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the consolidated last annual financial statements with the exception of the control assessment relating to the participation in Golden Ocean Group Limited.  On March 4, 2025, the Company announced that it entered into a share purchase agreement with Hemen Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean Group Limited ("Golden Ocean") representing approximately 40.8% of Golden Ocean’s issued and outstanding voting shares at a price of USD 14.49 per share. Following the closing of the Share Purchase on March 12, 2025, CMB.TECH holds 40.8% of Golden Ocean’s outstanding common shares. As the remaining  shareholdings are widely contractual agreements are  dispersed and no in place with other  shareholders regarding preferred voting rights, the shareholding of 40.8% is considered a majority shareholding. Based on voting patterns at the three most recent shareholder meetings, it can be concluded that, following completion of the share purchase on March 12, 2025, CMB.TECH holds significantly more voting rights than any other shareholder or organized group of shareholders, resulting in de facto power through voting rights. The Company has assessed that control has been  obtained in accordance with IFRS 10 as of that date. Consequently, Golden Ocean was fully integrated as a subsidiary within CMB.TECH’s consolidated accounts.  Measurement of fair values  A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.  The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the CFO.  The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Group Audit and Risk Committee.  When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or  CMB.TECH - Financial Report HY 2025  13 liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).  – Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).  If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.  The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.  Further information about the assumptions made in measuring fair values are included in the following notes:  Note 8 - Assets and liabilities held for sale and discontinued operations and  Note 18 - Financial Instruments  Note 24 - Business Combination  Note 25 - Investments  Note 4 - Changes in significant accounting policies  The accounting policies adopted in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the Group's consolidated financial statements as at and for the year ended December 31, 2024, that have been prepared in accordance with IFRS.  During the current financial period, the Group has adopted all the new and revised Standards and Interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union and effective for the accounting year starting on January 1, 2025. The Group has not applied any new IFRS requirements that are not yet effective as per June 30, 2025.  The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC as adopted by the European Union are effective for the financial period:  – Lack of exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)  On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the Amendments). The Amendments arose as a result of a submission received by the IFRS Interpretations Committee about the determination of the exchange rate when there is a long-term lack of exchangeability. IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice.  The Committee recommended that the IASB develop narrow-scope amendments to IAS 21 to address this issue. After further deliberations, the IASB issued an exposure draft of the proposed amendments to IAS  21 in April 2021 and the final amendments were issued in August 2023. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate  the spot exchange rate when it concludes that a currency is not exchangeable into another currency.  The adoption of these new standards and amendments has not led to major changes in the Group’s accounting policies.  CMB.TECH - Financial Report HY 2025  14

 Note 5 - Changes in consolidation scope  On February 26, 2025, the entity CMB.TECH Bermuda Ltd. was established and 100% incorporated.  On March 4, 2025, the Company announced that it entered into a share purchase agreement with Hemen Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean Group Limited ("Golden Ocean") representing 41% of Golden Ocean’s issued and outstanding voting shares at a price of USD 14.49 per share. On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean. This acquisition is in line with CMB.TECH’s strategic objective of diversification and investing in a modern dry bulk fleet.  The Company applied acquisition accounting in accordance with IFRS 3. The total purchase price was USD 1.2 billion. After identifying and measuring the identifiable assets and liabilities, a revaluation of the net assets of USD 639 million was recognized. Based on the share in the net assets at fair value, a goodwill of USD 172 million was recognized in the consolidated statement of financial position (see Note 24). Management has strong belief in the dry bulk market and expects significant growth in the business.  On June 30, 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean after the purchase of additional shares in March and April 2025 (see Note 6), representing 49.4% of Golden Ocean's outstanding voting shares.  Besides the transactions as described above, no new subsidiaries were established or acquired, nor were there any liquidations of subsidiaries.  CMB.TECH - Financial Report HY 2025  15

 Note 6 - Significant events  On December 31, 2024, CMB.TECH has sold the Suezmax Cap Lara (2007 - 158,826 dwt) for USD 33.2 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of USD 14.4 million. The sale generated a gain of USD 18.8 million and was recognized upon delivery to the new owner on March 10, 2025.  On January 7, 2025, the Company took delivery of the Newcastlemax Mineral Portugal (2025 - 210,754 dwt).  On January 9, 2025, FRS Windcat Offshore Logistics Limited entered into a 22.9 million Euro (USD 23.8 million) senior secured amortizing term loan facility which replaces the 9.5 million Euro Senior Secured Credit Facility and will also be used to finance the acquisition of the Hydrocat 55, FRS Windcat 61, FRS Windcat 62, FRS Windcat 64 and FRS Windcat 65. The facility has been concluded with Rabobank and carries a fixed interest rate of 4.15% during the first 3 years and a floating interest rate of EURIBOR plus a margin, which is still to be determined, thereafter. The facility has a duration of 5 years.  On January 13, 2025, Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen powered (dual fuel) multifunctional port utility vessel (MPHUV) with Neptune Construction for an amount of USD 6.1 million. Delivery is scheduled end 2025, beginning 2026.  On January 23, 2025, the Company took delivery of the Newcastlemax Mineral Osterreich (2025 - 210,761 dwt).  On January 27, 2025, VLCC Alsace (2012 – 299,999 dwt) has successfully been delivered to its new owner. The vessel was accounted for as a non- current asset held for sale as at December 31, 2024, and had a carrying value of USD 69.4 million. The net gain on the vessel amounts to USD 27.5 million and was recognized upon delivery to her new owners on January 27, 2025.  On February 4, 2025, Ammonia Carrier AS, a subsidiary of CMB.TECH Enterprises, has successfully concluded a pre- and post-delivery multicurrency revolving facility on a 1,400 TEU newbuild container vessel for a total commitment of USD 26.3 million. The facility has a tenor of 7 years as from delivery.  On March 4, 2025, the Company announced that it entered into a share purchase agreement with Hemen Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean, see Note 5.  On March 4, 2025, we entered into a USD 1.4 billion bridge facilities agreement with KBC Bank NV, Crédit Agricole CIB and Société Générale in view of the acquisition of shares in Golden Ocean. The bridge facilities agreement has an initial term of 9 months with the possibility to extend its term twice with an additional 6 months.  On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean.  On March 24, 2025, CMB.TECH NV announced that it has signed an agreement with Mitsui O.S.K. Lines, Ltd. (“MOL”) and MOL CHEMICAL TANKERS PTE. LTD.  (“MOLCT”) for nine ammonia-powered vessels. These vessels will be among the world's first ammonia- powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029. This agreement between MOL/MOLCT, and CMB.TECH involves nine ammonia- powered ships. Three ammonia-fitted 210,000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia- fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard (Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively. The Newcastlemaxes will be delivered in 2026 and 2027, whilst the chemical tankers’ delivery is expected in 2028 and 2029.  On March 26, 2025, the Company took delivery of CTV Hydrocat 60.  On March 27, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase. On March 27, 2025, CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.  CMB.TECH - Financial Report HY 2025  16

 On April 3, 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,197 additional shares in Golden Ocean in the open market following the Share Purchase. On April 3, 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.  On April 7, 2025, CMB.TECH has successfully concluded a pre- and post delivery term loan facility for the 5 VLCC’s that it currently has on order. The total commitment is USD 392.7 million with a tenor of 2 years (pre-delivery) and 12 years (post-delivery).  On April 10, 2025, the Company took delivery of the Newcastlemax Mineral Suomi (2025 - 210,000 dwt).  On April 14, 2025, CMB.TECH announced that it signed an agreement with Fortescue to charter a new ammonia-powered vessel featuring a dual fuel engine. The 210,000-dwt vessel is part of CMB.TECH’s series of large dry bulk carriers currently on order at Qingdao Beihai Shipyard and is expected to be delivered to Fortescue by the end of next year. It will play a vital role taking iron ore from the Pilbara to customers in China and around the world.  On April 22, 2025, CMB.TECH and Golden Ocean announced that they signed a term sheet (the “Term Sheet”) for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments.  On April 23, 2025, the Company took delivery of the Newcastlemax Mineral Sverige (2025 - 210,000 dwt).  On April 30, 2025, CMB.TECH announced that it had sold three VLCCs, Iris (2012, 314,000 dwt), Hakone (2010 - 302,624 dwt) and Hakata (2010 - 302,550 dwt) as part of its fleet rejuvenation. The sales generated a total capital gain of USD 96.7 million. Iris has been delivered to their new owners on May 7, 2025 and Hakone on July 8, 2025 respectively. Hakata will be delivered in the beginning of September 2025.  On May 8, 2025, CMB.TECH signed a USD 2,000 million facilities agreement with a bank syndicate comprising a term loan facility of up to USD 1,250 million and a revolving credit facility of up to USD 750 million and acceded by Golden Ocean on June 19, 2025. The facility was entered into with the purpose to refinance existing debt facilities due to the planned merger between Golden Ocean and CMB.TECH NV.  On May 23, 2025, the Company took delivery of the Newcastlemax Mineral Polska (2025 - 210,000 dwt).  On May 28, 2025, CMB.TECH and Golden Ocean announced that they signed an agreement and plan of merger (the “Merger Agreement”) for a stock-for-stock merger, as contemplated by the term sheet previously announced on April 22, 2025.  On June 23, 2025, the Company took delivery of the Newcastlemax Mineral Cesko (2025 - 210,000 dwt).  As of the date of this report. the Company refinanced the facilities USD 180 million, USD 40 million, USD 150 million, USD 360 million, USD 275 million, USD 80 million, USD 250 million and lease facilities USD 85 million and USD 260 million with the USD 2,000 million facility mentioned above. Further, in July and August 2025, the Company terminated interest rate swaps in Golden Ocean with the total notional amount of USD 400 million thereby receiving settlement of USD 18.9 million.  CMB.TECH - Financial Report HY 2025  17

 Note 7 - Segment reporting  The Group distinguishes three divisions: the Marine division, the H2 Infra division and the H2 Industry division. These three divisions operate in different markets and eight operating segments are identified.  Marine: the Marine division is the largest division in the Group. It builds, owns, operates and designs a wide range of low and zero-carbon ships and features a fleet with hydrogen-powered vessels such as Crew Transfer Vessels, ferries, Commissioning Service Operations Vessels, and tugboats, alongside ammonia- powered large bulk carriers, container ships, chemical and crude oil tankers. The Marine division consists of 6 operating segments: Euronav, Bocimar, Delphis, Bochem, Windcat, and Port vessels.  H2 Infra: the H2 Infra division is developing and securing the green molecule supply. The Company integrates and manages key technology and infrastructure for the production and distribution of green hydrogen and ammonia.  H2 Industry: H2 Industry is a provider of scalable dual fuel industrial applications. Its proven combustion technology enables the company to develop heavy-duty hydrogen-powered applications.  Although not all operating segments meet the definition of a reportable segment in IFRS 8, the Group voluntarily discloses the related information since reported in this way to the CODM.  The segment profit or loss figures and key assets as set out below are presented to the Chief Operating Decision Maker (CODM) and the Management Board on at least a quarterly basis to help the key decision makers in evaluating the respective segments. Following the acquisition of CMB.TECH Enterprises in February 2024, the markets in which the Group operates have expanded. Consequently, the Group has decided to update its segment reporting in 2024 to reflect these changes. Additionally, please note that the Floating Storage Units (FSOs) have been incorporated into the Euronav segment under the Euronav brand name.  Following the acquisition of Golden Ocean in 2025, Golden Ocean has been incorporated into the Bocimar segment. Even though Golden Ocean has material business activities and is currently reporting separately, management reviews performance at the combined dry bulk level as the activities, risks, customers, and economic characteristics are identical. Presenting both under Bocimar therefore provides the most accurate and consistent view of the Group’s dry bulk activities.  CMB.TECH - Financial Report HY 2025  18 vessels  Revenue  263,184  292,397  21,571  23,357  21,461  882  622,852  —  —  —  622,852  Profit (loss) before 112,706 (49,585) 5,064 1,600 (29,560) (1,502) 38,723 (6,896) 1,410 2,392 35,629  income tax  Non-current assets  1,680,080  5,114,736  226,061  308,945  283,929  45,732  7,659,483  18,389  8,602  (2,000)  7,684,474  Current assets  629,106  192,017  9,381  4,998  49,207  698,006  1,582,715  2,683  19,683  (890,181)  714,900  TOTAL ASSETS  2,309,186  5,306,753  235,442  313,943  333,136  743,738  9,242,198  21,072  28,285  (892,181)  8,399,374  Equity  (561,693)  2,452,587  56,670  6,308  26,035  536,625  2,516,532  12,932  23,378  —  2,552,842  Non-current liabilities  2,532,871  2,020,903  142,072  178,849  183,556  19,027  5,077,278  165  798  (11,292)  5,066,949  Current liabilities  338,008  833,263  36,700  128,786  123,545  188,086  1,648,388  7,975  4,109  (880,889)  779,583  TOTAL LIABILITIES  2,309,186  5,306,753  235,442  313,943  333,136  743,738  9,242,198  21,072  28,285  (892,181)  8,399,374  June 30, 2025  Less: Total Eliminations  Marine  H2 H2  Infra Industry  Euronav  Bocimar  Delphis  Bochem  Windcat  Port  Total  CMB.TECH - Financial Report HY 2025  19

 Marine  H2  Infra  H2  Industry  Less:  Eliminations  Total  Euronav  Bocimar  Delphis  Bochem  Windcat  Port vessels  Total  Revenue  425,189  29,881  9,011  10,683  17,060  553  492,377  —  —  —  492,377  Profit (loss) before  671,532  4,154  17,236  2,142  (618)  (9,972)  684,474  (1,987)  1,497  —  683,984  Non-current assets  1,696,034  920,892  232,521  270,476  249,788  61,611  3,431,322  17,572  6,132  (20,799)  3,434,227  Current assets  393,114  31,856  7,403  5,455  40,383  540,216  1,018,427  1,444  18,711  (567,763)  470,819  TOTAL ASSETS  2,089,148  952,748  239,924  275,931  290,171  601,827  4,449,749  19,016  24,843  (588,562)  3,905,046  Equity  504,775  5,162  53,150  4,711  30,355  557,748  1,155,901  17,320  19,103  —  1,192,324  Non-current liabilities  1,279,669  552,805  144,051  175,017  160,266  18,992  2,330,800  159  786  (11,679)  2,320,066  Current liabilities  304,704  394,781  42,723  96,203  99,550  25,087  963,048  1,537  4,954  (576,883)  392,656  TOTAL LIABILITIES  2,089,148  952,748  239,924  275,931  290,171  601,827  4,449,749  19,016  24,843  (588,562)  3,905,046  June 30, 2024  December 31, 2024  CMB.TECH - Financial Report HY 2025  20

 Note 8 - Assets and liabilities held for sale and discontinued operations  Assets held for sale  On May 21, 2024, the Company sold the VLCC Alsace (2012 - 299,999 dwt) for USD 96.9 million. The vessel was accounted for as a non-current asset held for sale as from June 30, 2024 and had a carrying value of USD 69.4 million. The net gain on the vessel amounts to USD 27.5 million and was recognized upon delivery to its new owners during the first quarter of 2025.  On December 31, 2024, CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt) for USD 33.2 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of USD 14.4 million. A net gain of USD 18.8 million was realized upon delivery to her new owners in the first quarter of 2025.  The Windcat 6 has been sold, after 18 years of service on December 18, 2024 for an amount of USD 268 thousand. The CTV was accounted for as a non- current asset held for sale as at December 31, 2024, and had a carrying value of USD 48 thousand. The sale generated a gain USD 220 thousand and was recognized upon delivery to the new owner on March 13, 2025.  On June 27, 2024, the Management Board formally decided to commit to a plan to sell Suezmax vessels Statia (2006 - 150,205 dwt) and Cap Felix (2008 - 158,765 dwt) and VLCC vessels Hakata (2010 - 302,550 dwt) and Ingrid (2012 - 314,000 dwt). It is noted that Suezmaxes Statia and Cap Felix and VLCC Hakata have been successfully sold. Statia and Cap Felix were sold for a combined net sales price of USD 83.6 million, had a combined carrying value of  USD 31.7 million and generated a net gain of USD  51.9 million recognized in the second half of 2024. With respect to VLCC Ingrid, there has been no immediate interested buyers for an extended period. Accordingly, Management has determined that it is no longer appropriate to maintain the vessel’s classification as an ‘Asset Held for Sale’ under IFRS  5. The vessel has therefore been reclassified as an  ‘Owned Vessel,’ and depreciation has been recognized retroactively for the period from June 27, 2024, to June 30, 2025.  On April 16, 2025, the Company sold the VLCCs Hakone (2010 - 302,624 dwt) and Hakata (2010 - 302,550 dwt). Both vessels are accounted for as an asset held for sale as at June 30, 2025 and have a combined carrying value of USD 74.2 million. The net gain on the vessels amounts to USD 39.3 million and will be recognized upon delivery to its new owners during the third quarter of 2025.  Discontinued operations  As of June 30, 2025 and as of December 31, 2024 the Group had no operations that met the criteria of discontinued operations.  CMB.TECH - Financial Report HY 2025  21

CMB.TECH - Financial Report HY 2025

Note 9 - Revenue and other operating income

In the following table, revenue is disaggregated by type of contract

	Euronav	Bocimar	Delphis	Bochem	Windcat	Other	Marine Total	H2 Infra	H2 Industry	Less: Eliminations	June 30, 2025 Total
Pool Revenue	64,766	—	—	8,861	—	—	73,627	—	—	—	73,626
Spot Voyages	91,206	183,653	—	—	—	—	274,859	—	—	—	274,860
Revenue from contracts with customers	**155,972**	**183,653**	—	**8,861**	—	—	**348,486**	—	—	—	**348,486**
Time Charters	107,212	108,744	21,571	14,496	21,461	882	274,366	—	—	—	274,366
Lease income	**107,212**	**108,744**	**21,571**	**14,496**	**21,461**	**882**	**274,366**	—	—	—	**274,366**
Other	—	—	—	—	—	—	—	—	—	—	—
Total revenue	**263,184**	**292,397**	**21,571**	**23,357**	**21,461**	**882**	**622,852**	—	—	—	**622,852**
Other income	**15,729**	**586**	—	—	—	**1,864**	**18,179**	**131**	**10,424**	**(8,579)**	**20,155**

	Euronav	Bocimar	Delphis	Bochem	Windcat	Other	Marine Total	H2 Infra	H2 Industry	Less: Eliminations	June 30, 2024 Total
Pool Revenue	113,125	—	—	8,889	—	—	122,014	—	—	—	122,014
Spot Voyages	219,780	29,705	—	—	—	—	249,485	—	—	—	249,485
Revenue from contracts	**332,905**	**29,705**	—	**8,889**	—	—	**371,499**	—	—	—	**371,499**
Time Charters	92,284	176	9,011	1,794	17,060	553	120,878	—	—	—	120,878
Lease income	**92,284**	**176**	**9,011**	**1,794**	**17,060**	**553**	**120,878**	—	—	—	**120,878**
Total revenue	**425,189**	**29,881**	**9,011**	**10,683**	**17,060**	**553**	**492,377**	—	—	—	**492,377**
Other income	**35,774**	**1,130**	**263**	—	—	**754**	**37,921**	**362**	**841**	**(879)**	**38,245**

22

 The increase in total revenue for the period is primarily attributable to higher spot market revenue, driven by an increase in the number of vessels in the fleet. This expansion is mainly the result of the acquisition of Golden Ocean, which became effective as of March 12, 2025. In addition, 10 newbuild drybulk vessels were delivered and added to the fleet since June 30, 2024. The increase in the number of dry bulk vessels fully offsets the decline in spot revenue from the tanker division, which was primarily attributable to a reduced number of tanker vessels in the fleet.  Spot revenue growth was partially offset by a decrease in pool revenue, primarily due to a reduction in the number of tanker vessels active in the pool.  Time charter revenue increased compared to the same period in the prior year, mainly due to the higher number of vessels employed on time charter, including those acquired through the Golden Ocean transaction.  Other operating income comprises revenues related to the day-to-day commercial operation of the fleet that are not directly attributable to specific voyages. The decrease in other operating income during the first half of 2025 is mainly the result of non-recurring items recognized in the first half of 2024. These included the gain on the sale of Euronav Ship Management Hellas, liquidated damages received in connection with the sale of the N-class vessels (Noble, Nectar, and Newton), and claim settlements.  CMB.TECH - Financial Report HY 2025  23

 Note 10 - Expenses for shipping  activities  Voyage expenses and commissions  Vessel operating expenses  For the six month period ended  (in thousands of USD) June 30, 2025  June 30, 2024  For the six month period ended  (in thousands of USD)  June 30, 2025  June 30, 2024  Commissions paid (10,975)  (9,158)  Operating expenses  (159,276)  (92,813)  Bunkers (79,970)  (59,270)  Insurance  (16,197)  (7,200)  Other voyage related expenses (32,796)  (17,475)  Total vessel operating expenses  (175,473)  (100,013)  Total voyage expenses and commissions  (123,741)  (85,903)  The voyage expenses and commissions increased in the first six months of 2025 compared to the same period in 2024 mainly due to an increase in bunker costs and other voyage related expenses.  The increase in bunker cost and commissions paid in the first semester of 2025 is mainly due to the integration of the Golden Ocean vessels as of March 12, 2025 and thus more vessels operating on the spot. For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool.  The majority of other voyage expenses are port costs and agency fees which are owner's expenses on voyage charters. Port costs vary depending on the number of spot voyages performed and the number and type of ports. This also increases significantly due to the acquisition of the Golden Ocean fleet as per March 12, 2025.  The operating expenses relate mainly to the crewing, technical and other costs to operate vessels. Crewing costs are related to crew wages, travel and victualling costs. Technical costs relate mainly to maintenance, spare parts and forwarding costs. Other costs are mainly port cost and costs for certifications and inspections. The increase in operating expenses is mainly related to the increase of number of vessels in the fleet during the first half of 2025 compared to 2024. This is primarily attributable due to the acquisition of Golden Ocean Group Ltd as per March 12, 2025 and newbuild drybulk vessels delivered during the year.  CMB.TECH - Financial Report HY 2025  24

 General and administrative expenses  For the six month period ended  (in thousands of USD)  June 30, 2025  June 30, 2024  Wages and salaries  (12,029)  (7,332)  Social security costs  (1,918)  (1,603)  Activated costs  —  358  Other employee benefits  (1,637)  (750)  Employee benefits  (15,584)  (9,327)  Administrative expenses  (39,501)  (25,780)  Tonnage Tax  (1,459)  (866)  Claims  —  (477)  Provisions  149  163  Total general and administrative (56,395) (36,287) expenses  The general and administrative expenses which include amongst others: shore staff wages, director fees, consulting and audit fees and tonnage tax, increased in the first six months of 2025 compared to the same period in 2024.  The increase compared to 2024 was related to both an increase in administrative expenses and an increase in employee benefits mainly due to the integration of Golden Ocean as per March 12, 2025 (see Note 24) and CMB.TECH Enterprises for the full semester.  CMB.TECH - Financial Report HY 2025  25

 Note 11 - Net finance expenses  For the six month period ended  (in thousands of USD)  June 30, 2025  June 30, 2024  Interest income  6,866  13,292  Foreign exchange gains  18,841  10,124  Finance income  25,707  23,416  Interest expense on financial liabilities measured at amortized cost  (159,839)  (53,869)  Interest leasing  (2,515)  (198)  Fair value adjustment on interest rate swaps  (420)  —  Other financial charges  (4,297)  (5,111)  Foreign exchange losses  (41,076)  (10,218)  Finance expense  (208,147)  (69,396)  Net finance expenses  (182,440)  (45,980)  Interest expense on financial liabilities measured at amortized cost increased in the first six months of 2025 compared to the same period in 2024. This increase was related to an increase in interest expenses on bank loans due to a higher average outstanding debt in 2025 compared to the same period last year.  Interest leasing is the interest on lease liabilities.  The increase in foreign exchange losses is primarily attributable to the decline in the EUR/USD exchange rate, which had a negative impact on the outstanding loan balances under the Group’s EUR-denominated facilities.  CMB.TECH - Financial Report HY 2025  26

CMB.TECH - Financial Report HY 2025

Note 12 - Property, plant and equipment

(in thousands of USD)	Note	Vessels	Vessels under construction	Right-of-use assets	Other tangible assets	Pre-payments	Total PPE
At January 1, 2025							
Cost	—	4,020,942	628,405	5,212	30,098	1,657	4,686,314
Depreciation & impairment losses	—	(1,403,458)	—	(3,302)	(8,470)	—	(1,415,230)
Net carrying amount		**2,617,484**	**628,405**	**1,910**	**21,628**	**1,657**	**3,271,084**
Acquisitions	—	18,727	528,386	—	529	299	547,941
Acquisitions through business combinations	24	3,472,061	—	210,751	—	—	3,682,812
Disposals and cancellations	—	(75,316)	—	—	(110)	—	(75,426)
Depreciation charges	—	(152,608)	—	(8,105)	(2,054)	—	(162,767)
Transfer to assets held for sale	8	7,556	—	—	—	—	7,556
Impairments	—	—	—	(4,566)	—	—	(4,566)
Transfers	—	413,314	(413,314)	—	1,214	(1,214)	—
Translation differences	—	4,913	2,853	2,574	2,534	134	13,008
Balance at June 30, 2025		**6,306,131**	**746,330**	**202,564**	**23,741**	**876**	**7,279,642**
At June 30, 2025							
Cost	—	7,821,483	746,330	214,944	35,246	876	8,818,879
Depreciation & impairment losses	—	(1,515,352)	—	(12,380)	(11,505)	—	(1,539,237)
Net carrying amount		**6,306,131**	**746,330**	**202,564**	**23,741**	**876**	**7,279,642**

In the first six months of 2025, the Hakata, Golden Saint, Golden Zheijang, KSL Seoul, Golden Forward and Golden Skies have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

27

 On January 7, 2025, the Company took delivery of the super- eco Newcastlemax Mineral Portugal (2025 - 210,754 dwt).  On January 23, 2025, the Company took delivery of the super-eco Newcastlemax Mineral Osterreich (2025 - 210,761 dwt).  On March 26, 2025, the Company took delivery of CTV Hydrocat 60.  On April 10, 2025, the Company took delivery of the super- eco Newcastlemax Mineral Suomi (2025 - 210,000 dwt).  On April 23, 2025, the Company took delivery of the super- eco Newcastlemax Mineral Sverige (2025 - 210,000 dwt).  On May 23, 2025, the Company took delivery of the super- eco Newcastlemax Mineral Polska (2025 - 210,000 dwt).  On June 23, 2025, the Company took delivery of the super- eco Newcastlemax Mineral Cesko (2025 - 210,000 dwt).  The Group had forty-two vessels under construction at June 30, 2025, for an aggregate amount of installments paid of USD 746.3 million. The amounts presented within "vessels under construction" relate to five eco-type VLCCs, two eco- type Suezmax, two dual-fuel bitumen tankers, eleven Newcastlemax bulk carriers, eight chemical tankers, six CSOVs (Commissioning Service Operations Vessels), two coaster vessel of 5,000 dwt, one 1,400 TEU ammonia- powered container vessel, four Hydrocat CTVs (Crew Transfer Vessel) and one Multi Purpose Harbour Vessel. The Group capitalizes borrowing costs related to the financing of the newbuild vessels as reported under vessels under construction. As per June 30, 2025, the total amount that was capitalized amounts to USD 10.8 million at an average interest rate of 7%.  The other tangible assets include the Hydrotug, the hydrogen refuelling station and a range of machinery, equipment and vehicles.  CMB.TECH - Financial Report HY 2025  28

CMB.TECH - Financial Report HY 2025

Disposal of assets – Gains/losses

(in thousands of USD)	**Sale price**	**Book Value**	**Gain**	**Loss**
Alice - Sale	85,965	61,625	24,340	—
Anne - Sale	86,275	62,820	23,455	—
Aquitaine - Sale	90,268	58,657	31,611	—
Dominica - Sale	82,685	52,826	29,859	—
Desirade - Sale	85,965	56,071	29,894	—
Alboran - Sale	86,418	56,362	30,056	—
Aral - Sale	86,472	56,445	30,027	—
Andaman - Sale	86,976	56,636	30,340	—
Hatteras - Sale	90,310	59,368	30,942	—
Delos - Sale	112,888	83,611	29,277	—
Doris - Sale	113,010	84,438	28,572	—
Derius - Sale	104,627	81,458	23,169	—
Camus - Sale	123,420	92,228	31,192	—
Oceania - Sale	43,120	8,294	34,826	—
Noble - Sale	53,955	25,716	28,239	—
Nectar - Sale	53,955	23,873	30,082	—
Newton - Sale	53,955	33,285	20,670	—
CMA CGM Baikal - Sale	71,500	55,879	15,621	—
Corporate	2,000	1,625	375	—
For the six month period ended June 30, 2024	**1,513,764**	**1,011,217**	**502,547**	—

	Sale price	**Book Value**	**Gain**	**Loss**
Alsace - Sale	96,850	69,388	27,462	—
Cap Lara - Sale	33,213	14,437	18,776	—
Windcat 6 - Sale	268	48	220	—
Iris - Sale	99,990	42,857	57,133	—
Golden Ioanari - Sale	15,811	15,811	—	—
Golden Keen - Sale	16,848	16,649	199	—
For the six month period ended June 30, 2025	**262,980**	**159,190**	**103,789**	—

On May 21, 2024, the Company sold the VLCC Alsace (2012 - 299,999 dwt) for USD 96.9 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024. The VLCC has successfully been delivered to its new owner during the first quarter of 2025 generating a capital gain of USD 27.5 million.

On December 31, 2024, the Company sold the VLCC Cap Lara (2007 - 158,826 dwt) for USD 33.2 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of USD 14.4 million. The vessel was delivered to her new owner on March 10, 2025, generating a net capital gain of USD 18.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2025.

The Windcat 6 has also been sold, after 18 years of service. The sale generated a capital gain of USD 0.2 million. The vessel was delivered to its new owner on March 13, 2025.

On March 14, 2025, the Company sold the VLCC Iris (2012 - 314,000 dwt) for a net sale price after commission of USD 100.0 million. The vessel was delivered during the second quarter of 2025 and the net gain of USD 57.1 million on the transaction was recognized in the consolidated statement of profit or loss.

On June 25, 2025, the vessel Golden Ioanari was successfully delivered to her new owners. The sale was completed on March 21, 2025. The vessel had a carrying amount equal to the agreed sale price. As a result, no gain or loss was recognized on the transaction.

On April 3, 2025, the Company sold the vessel Golden Keen for a net sale price of USD 16.8 million. The vessel was delivered on June 2, 2025, and a capital gain of USD 0.2 million was recognized in the consolidated statement of profit or loss.

29

CMB.TECH - Financial Report HY 2025

Impairment

Marine

Based on the impairment indicator analysis conducted for the period ending June 30, 2025, the Group has not identified any impairment triggers within its Marine division that require further impairment testing. Both internal and external impairment indicators, including asset performance, market valuations, and macroeconomic conditions, have been thoroughly assessed. The review is supported by independent broker valuations which indicate that the fair market value of the fleet exceeds its carrying value. The same analysis was conducted for the year ending December 31, 2024 and for the year ending December 31, 2023.

However, it was noted that the Golden Zhoushan (2011 - 175,853 dwt) was sold pursuant to a Memorandum of Agreement signed on July 3, 2025, for a sale price of USD 22.1 million, less a 1% commission. The vessel's carrying amount at the time of sale was USD 26.5 million, resulting in a capital loss of USD 4.5 million. As of June 30, 2025, an impairment charge was recognized in the consolidated statement of profit or loss.

Accordingly, as of the reporting date, no further impairment adjustments are required for the Group's assets within the Marine division. The Management Board, under supervision of the Supervisory Board, will continue to evaluate potential impairment risks on an ongoing basis, ensuring timely responses to any significant changes in market conditions or operational performance.

Security

All vessels financed with bank loans are subject to a mortgage to secure bank loans (see Note 16).

Capital commitment

As at June 30, 2025 the Group's total capital commitment amounts to USD 1.9 billion (December 31, 2024: USD 2.4 billion). These capital commitments can be detailed as follows:

(in thousands of USD)	**Total**	**2025**	**2026**	**2027**	**2028**	**2029**
Commitments in respect of:						
Tankers	547,460	117,810	362,330	67,320	—	—
Dry bulk vessels	686,700	229,987	456,713	—	—	—
Container vessels	55,422	7,854	39,960	7,608	—	—
Chemical tankers	411,450	34,350	102,750	34,100	159,650	80,600
CSOVs	219,947	106,459	86,258	27,230	—	—
Total	**1,920,979**	**496,460**	**1,048,011**	**136,258**	**159,650**	**80,600**

The current newbuilding program of the Group comprises the following:

- 5 eco-type VLCCs,
- 2 eco-type Suezmaxes,
- 12 Newcastlemax bulk carriers,
- 8 chemical tankers,
- 6 CSOVs (Commissioning Service Operation Vessel),
- 2 coasters of 5,000 dwt,
- 1 ammonia-powered container vessel with a capacity of 1,400 TEU,
- 2 dual-fuel bitumen tankers.

30

CMB.TECH - Financial Report HY 2025

Note 13 - Intangible assets and goodwill

(in thousands USD)	Note	Customer contracts	Other intangible assets	Total intangible assets	Goodwill
At January 1, 2025					
Cost	-	17,104	5,807	22,911	—
Depreciation	-	(4,025)	(2,699)	(6,724)	—
Net carrying amount		**13,079**	**3,108**	**16,187**	**—**
Acquisitions	-	1,343	—	1,343	—
Acquisitions through business combinations	24	396	—	396	172,350
Depreciation charges	-	(788)	(814)	(1,602)	—
Translation differences	-	—	351	351	—
Balance at June 30, 2025		**14,030**	**2,645**	**16,675**	**172,350**
At June 30, 2025					
Cost	-	18,843	6,498	25,341	172,350
Depreciation & impairment losses	-	(4,813)	(3,853)	(8,666)	—
Net carrying amount		**14,030**	**2,645**	**16,675**	**172,350**

In connection with the acquisition in 2022 of the remaining 50% in TI Asia and TI Africa, a part of the price paid was related to an intangible asset (customer contracts with NOC for the service part, i.e. recharge of opex, maintenance and crew). Management estimated the fair value of the intangible asset related to the service component of the NOC contract, resulting in a value of USD 16.6 million at May 31, 2022. This amount will be depreciated till the end of the contractual service, or until July 21, 2032 and September 21, 2032 respectively.

The goodwill recognized relates to the acquisition of Golden Ocean Group Ltd. (see Note 24). The recognition of goodwill reflects management's strong confidence in the long-term prospects of the dry bulk market and the expected growth of the business segment. The resulting goodwill is recognized on the statement of financial position and will be subject to annual impairment testing in accordance with applicable accounting standards. As of June 30, 2025, the assessment did not identify any impairment indicators.



31

 Note 14 - Equity  Translation reserve  The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.  Hedging reserve  June 30, 2025  (in thousands of USD)  Notional  Value  Fair Value -  Assets  Fair Value - Liabilities  Change recognised  in OCI  Interest rate swaps  USD 161.0 million facility  102,220  538  187  (1,794)  June 30, 2024  (in thousands of USD)  Notional  Value  Fair Value -  Assets  Fair Value - Liabilities  Change recognised  in OCI  Interest rate swaps  USD 150.0 million facility  87,090  2,408  —  1,268  The Group, in connection to the USD 150.0 million facility raised on June 21, 2022, and amended in the second half of 2024 to USD 161.1 million, entered into several Interest Rate Swaps (IRSs) for a combined notional value of USD 109.4 million. These IRSs are used to hedge the risk related to the fluctuation of the SOFR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the facility and  mature on March 31, 2030. The notional value of these instruments at June 30, 2025 amounted to USD 102.2 million. The fair value of these instruments at June 30, 2025 amounted to USD 0.4  million (see Note 17, 20 and 22) and USD (1.8) million has been recognized in OCI in 2025.  Treasury shares  As of June 30, 2025 and December 31, 2024 CMB.TECH NV owned 25,807,878 of its own shares.  Distributions  The total amount of dividends declared by the Supervisory Board in the first six months of 2025 was USD 0 million. USD 5.4 million was paid in the first six months of 2025 of which USD 5.0 million was distributed by Golden Ocean to the owners of the Company. Golden Ocean also distributed USD 5.1 million to the non-controlling interest.  CMB.TECH - Financial Report HY 2025  32

 Note 15 - Earnings per share  Basic earnings per share  The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the six month period ended June of each year, calculated as follows:  Result attributable to ordinary shares  For the six month period ended  June 30, 2025  June 30, 2024  Result for the period (in USD)  51,766,350  679,620,307  Weighted average number of ordinary shares  194,216,835  197,886,375  Basic earnings per share (in USD)  0.27  3.43  Weighted average number of ordinary shares  (in shares)  Shares issued  Treasury shares  Shares  outstanding  Weighted number  of shares  On issue at January 1, 2025  220,024,713  25,807,878  194,216,835  194,216,835  Issuance of shares  —  —  —  —  Purchases of treasury shares  —  —  —  —  Withdrawal of treasury shares  —  —  —  —  Transfer of treasury shares  —  —  —  —  On issue at June 30, 2025  220,024,713  25,807,878  194,216,835  194,216,835  CMB.TECH - Financial Report HY 2025  33

 Diluted earnings per share  For the six months ended June 30, 2025, the diluted earnings per share (in USD) amount to 0.27 (2024: 3.43). As of January 1, 2024, the Company no longer has instruments that can give rise to dilution.  Weighted average number of ordinary shares (diluted)  The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.  (in shares)  June 30, 2025  June 30, 2024  Weighted average of ordinary shares outstanding (basic)  194,216,835  197,886,375  Effect of share-based payment arrangements  —  —  Weighted average number of ordinary shares (diluted)  194,216,835  197,886,375  There are no more remaining outstanding instruments at June 30, 2025 and June 30, 2024 which can give rise to dilution.  CMB.TECH - Financial Report HY 2025  34

CMB.TECH - Financial Report HY 2025

Note 16 - Interest-bearing loans and borrowings

(in thousands of USD)	Note	Bank loans	Other Notes	Lease liabilities	Other borrowings	Total
More than 5 years	—	360,928	—	184	528,109	889,221
Between 1 and 5 years	—	1,089,941	198,887	1,267	139,252	1,429,347
More than 1 year		**1,450,869**	**198,887**	**1,451**	**667,361**	**2,318,568**
Less than 1 year	—	201,937	3,733	2,293	95,724	303,687
At January 1, 2025		**1,652,806**	**202,620**	**3,744**	**763,085**	**2,622,255**
New loans	—	2,061,396	—	2,463	413,305	2,477,164
Scheduled repayments	—	(249,981)	—	(7,171)	(171,895)	(429,047)
Early repayments	—	(453,035)	—	—	—	(453,035)
Acquisitions through business combinations	24	978,322	—	120,541	302,512	1,401,375
Transaction expenses	—	(7,948)	330	—	(2,996)	(10,614)
Other changes	—	7,839	—	—	482	8,321
Translation differences	—	23,565	—	119	1,619	25,303
Balance at June 30, 2025		**4,012,964**	**202,950**	**119,696**	**1,306,112**	**5,641,722**
More than 5 years	—	473,850	—	133	765,362	1,239,345
Between 1 and 5 years	—	3,186,448	199,217	3,975	434,817	3,824,457
More than 1 year		**3,660,298**	**199,217**	**4,108**	**1,200,179**	**5,063,802**
Less than 1 year	—	352,666	3,733	115,588	105,933	577,920
Balance at June 30, 2025		**4,012,964**	**202,950**	**119,696**	**1,306,112**	**5,641,722**

The amounts shown under "New Loans" and "Early Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.

35

CMB.TECH - Financial Report HY 2025

Bank loans

Terms and debt repayment schedule

The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				June 30, 2025			December 31, 2024		
	Curr.	**Nominal interest rate**	**Year of mat.**	**Facility size**	**Drawn**	**Carrying value**	**Facility size**	**Drawn**	**Carrying value**
Unsecured Revolving loan 80.0M	EUR	SOFR + CAS + 1.45%	2026	93,542	80,000	80,081	83,112	27,500	27,505
Secured FSO loan 161.1M	USD	SOFR + 2.15%	2030	136,294	136,294	135,243	148,727	148,727	147,464
Secured vessels loan Refi - Revolving loan 1,341M*	USD	SOFR + 2.30% - 2.90%	2028	867,818	700,000	694,136	995,207	750,000	743,637
Secured vessels loan 129.75M	USD	SOFR + 1.28% - 1.73%	2038	25,950	25,950	26,094	25,950	25,950	26,102
Secured vessels Revolving loan 182.5M*	USD	SOFR + 2.20% - 2.80%	2029	130,999	128,999	127,785	169,500	167,250	165,691
Credit Line Belfius Windcat EUR 1.25M	EUR	SOFR + 1.83%	—	1,465	1,465	1,465	1,299	1,299	1,299
Credit Line KBC Windcat EUR 1.25M	EUR	SOFR + 2.40%	—	1,465	1,465	1,465	1,299	1,299	1,299
Loan BNPPF EUR 151.2M	EUR	Euribor + 1.00%	2038	117,361	104,700	105,199	86,925	86,925	87,510
Loan CEXIM I 152M	USD	SOFR + 2.06%	2036	151,993	69,965	67,802	72,504	72,504	70,309
Loan CEXIM II 280M	USD	SOFR + 2.06%	2035	279,910	182,535	175,217	189,216	189,216	183,163
Loan CEXIM III 224M	USD	SOFR + 2.06%	2038	224,000	130,667	128,834	115,733	115,733	112,330
Loan KBC/Belfius Windcat EUR 78M	EUR	Euribor + 3.25%	2027	91,396	51,080	51,132	49,426	43,921	43,623
Loan SocGen EUR 154.7M	EUR	Euribor + 1.00% Euribor + 0.90%	2037 2039	58,733	38,667	38,994	34,276	34,276	34,634
Loan SocGen EUR 8.8M	EUR	Euribor + 1.10%	2033	10,314	8,767	8,499	8,228	8,228	8,240
Secured vessels loan 392.7M	USD	SOFR + 1.75%	2040	94,248	94,248	95,224	—	—	—
1.4B Bridge Facility	USD	SOFR + 3.04%	2026	1,265,021	1,265,021	1,256,465	—	—	—
Secured vessels loan 2 B Facility	USD	SOFR + 2.10% - 2.75%	2030	500,000	141,896	139,800	—	—	—

36

 Loan 1,400 TEU 26.3M  USD  SOFR + 3.75%  EURIBOR + 3.55%  2032  26,325  2,025  2,025  —  —  —  Loan DNB 275M  USD  SOFR + 1.90%  2027  208,659  208,659  208,455  —  —  —  Loan Danske Bank 250M  USD  SOFR + 1.80%  2028  147,321  147,321  147,312  —  —  —  Loan Credit Suisse 80M  USD  SOFR + 1.80%  2030  72,000  72,000  72,197  —  —  —  Loan KfW 40M  USD  SOFR + 1.75%  2030  36,500  36,500  36,598  —  —  —  Loan ING 360M  USD  SOFR + 1.75%  2033  268,360  268,360  268,398  —  —  —  Loan DNB 150M  USD  SOFR + 1.65%  2029  145,064  145,064  144,544  —  —  —  Total interest-bearing bank loans  4,954,739  4,041,648  4,012,964  1,981,402  1,672,828  1,652,806  * The total amount available under the revolving loan facilities depends on the total value of the fleet of tankers securing the facility.  The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.  CMB.TECH - Financial Report HY 2025  37

 Other notes  Curr.  Nominal interest rate  Year of  mat.  Facility  size  Drawn  Carrying  value  Facility  size  Drawn  Carrying  value  Unsecured notes  USD  6.25%  2026  200,000  200,000  202,950  200,000  200,000  202,620  Total other notes  200,000  200,000  202,950  200,000  200,000  202,620  (in thousands of USD)  June 30, 2025  December 31, 2024  On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock Exchange of Euronav Luxembourg S.A.’s USD 200 million senior unsecured bonds due September 2026.  CMB.TECH - Financial Report HY 2025  38

 Other borrowings  On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC was appointed as an additional dealer in the agreement and the maximum amount was increased from 50 million Euro to 150 million Euro. As of June 30, 2025, the outstanding amount was USD 35.2 million or 30.1 million Euro (December 31, 2024: USD 63.0 million or 60.6 million Euro). The Treasury Notes are issued on an as needed basis with different durations and initial pricing is set to 60 bps over Euribor. The Company enters into FX forward contracts to manage the transaction risks related to these instruments issued in Euro compared to the USD Group currency. The FX contracts have a same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On June 30, 2025, the fair value of these forward contracts amounted to USD 0.1 million.  Due to the acquisition and consolidation of Golden Ocean Group as per March, 2025, USD 300.0 million of sale and leaseback arrangements were entered into the Group. The sale and leaseback financing agreements have a term of between 7 and 10 years, from the delivery of the respective vessels, in the case of newbuilds. They carry an interest rate of SOFR plus 1.85% to 2.00%. At the end of the bareboat contract, the Company has a purchase option or a purchase obligation. As at June 2025, the outstanding balance under these facilities was USD 292.2 million. In relation to the sale and leaseback arrangements, the total outstanding balance as at June 30, 2025, was USD 1,266.4 million.  Golden Ocean receives services from Front Ocean in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter. Costs are allocated based on a cost plus mark-up model. As of June 30, 2025, the outstanding amount was USD 4.5 million.  The future capital payments for these leaseback agreements are as follows:  (in thousands of USD)  June 30, 2025  December 31, 2024  Less than one year  65,909  31,701  Between one and five years  439,271  141,251  More than five years  771,425  531,385  Total future capital payables  1,276,605  704,337  CMB.TECH - Financial Report HY 2025  39

 Note 17 - Trade and other payables  (in thousands of USD)  June 30, 2025  December 31, 2024  Other payables  1,392  —  Derivatives  188  —  Total non-current other payables  1,580  —  Trade payables  80,180  22,296  Accrued expenses  29,547  24,826  Accrued payroll  3,180  2,662  Dividends payable  108  538  Deferred income  70,322  27,367  Other payables  8,453  1,902  Derivatives  104  —  Total current trade and other payables  191,894  79,591  The increase in trade payables is primarily attributable to the acquisition of GOGL and the delivery of additional newbuild vessels within CMB.TECH Enterprises during the first half year of 2025 which caused an increase in bunker payables.  The increase in deferred income is mainly attributable to the acquisition of the GOGL fleet and primarily relates to deferred revenue from vessels operating under time charter contracts.  CMB.TECH - Financial Report HY 2025  40

CMB.TECH - Financial Report HY 2025

Note 18 - Financial instruments

Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

		Carrying amount				Fair value			
(in thousands of USD)	**Note**	**Fair value - Hedging instruments**	**Financial assets at amortized**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
December 31, 2024									
Financial assets measured at fair value									
Interest rate swaps	20-22	2,145	—	—	2,145	—	2,145	—	2,145
		2,145	—	—	**2,145**				
Financial assets not measured at fair value									
Non-current receivables	20	—	73,797	—	73,797	—	—	73,797	73,797
Lease receivables	22	—	1,263	—	1,263	—	958	—	958
Trade and other receivables *	22	—	184,409	—	184,409	—	—	—	—
Cash and cash equivalents	—	—	38,869	—	38,869	—	—	—	—
		—	**298,338**	—	**298,338**				
Financial liabilities measured at fair value									
Forward exchange contracts	—	1,373	—	—	1,373	—	1,373	—	1,373
		1,373	—	—	**1,373**				
Financial liabilities not measured at fair value									
Secured bank loans	16	—	—	1,622,703	1,622,703	—	1,648,136	—	1,648,136
Unsecured bank loans	16	—	—	30,103	30,103	—	30,103	—	30,103
Unsecured other notes	16	—	—	202,620	202,620	202,225	—	—	202,225
Other borrowings	16	—	—	763,085	763,085	—	771,798	—	771,798
Lease liabilities	16	—	—	3,744	3,744	—	3,383	—	3,383
Trade and other payables *	17	—	—	50,700	50,700	—	—	—	—
		—	—	**2,672,955**	**2,672,955**				

41

CMB.TECH - Financial Report HY 2025

(in thousands of USD)	Note	Fair value - Hedging instruments	Financial assets at amortized	Other financial liabilities	Carrying amount Total	Level 1	Level 2	Level 3	Fair value Total
June 30, 2025									
Financial assets measured at fair value									
Interest rate swaps	20-22	16,665	—	—	16,665	—	16,665	—	16,665
Forward currency swaps	22	106	—	—	106	—	106	—	106
Bunker derivatives	21	376	—	—	376	—	376	—	376
		17,147	—	—	**17,147**				
Financial assets not measured at fair value									
Non-current receivables	20	—	80,316	—	80,316	—	—	80,316	80,316
Lease receivables	20	—	330	—	330	—	245	—	245
Trade and other receivables*	22	—	292,035	—	292,035	—	—	—	—
Cash and cash equivalents	—	—	155,048	—	155,048	—	—	—	—
		—	**527,729**	—	**527,729**				
Financial liabilities measured at fair value									
Bunker derivatives		104	—	—	104	—	104	—	104
		104	—	—	**104**				
Financial liabilities not measured at fair value									
Secured bank loans	16	—	—	3,929,953	3,929,953	—	3,907,605	—	3,907,605
Unsecured bank loans	16	—	—	83,011	83,011	—	83,011	—	83,011
Unsecured other notes	16	—	—	202,950	202,950	202,709	—	—	202,709
Other borrowings	16	—	—	1,306,112	1,306,112	—	1,318,208	—	1,318,208
Lease liabilities	16	—	—	119,696	119,696	—	119,652	—	119,652
Trade and other payables *	17	—	—	122,713	122,713	—	—	—	—
		—	—	**5,764,435**	**5,764,435**				

*Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 22), deferred income and VAT payables (included in other payables) (see Note 17), which are not financial assets (liabilities) are not included.

42

 CMB.TECH - Financial Report HY 2025  Measurement of fair values  Valuation techniques and significant unobservable inputs  Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2026, and the trading price on June 30, 2024. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.  Financial instruments measured at fair value  Type Valuation Techniques  Significant unobservable inputs  Forward exchange contracts  Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.  Not applicable  Interest rate swaps  Swap models: the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.  Not applicable  Commodity derivatives  Fair value is determined based on the present value of the quoted forward price.  Not applicable  Financial instruments not measured at fair value  Type Valuation Techniques  Significant unobservable inputs  Discounted cash flow  Discount rate and forecasted cash flows  Discount rate  Non-current receivables (consisting primarily of shareholders' loans and cash security deposits)  Lease receivables  Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)  Other financial notes (consisting of unsecured notes)  Discounted cash flow  Discounted cash flow  Discount rate  List price  Not applicable  Transfers between Level 1, 2 and 3  There were no transfers between these levels in 2024 and for the six-month period ended June 30, 2025.  43

CMB.TECH - Financial Report HY 2025

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The sources of financing are diversified and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.

The following are the remaining contractual maturities of financial liabilities:

			Contractual cash flows December 31, 2024			
(in thousands of USD)	**Note**	**Carrying Amount**	**Total**	**Less than 1 year**	**Between 1 and 5 years**	**More than 5 years**
Non derivative financial liabilities						
Bank loans and other notes	16	1,855,426	2,429,845	313,873	1,603,373	512,598
Other borrowings	16	763,085	1,111,977	143,799	292,668	675,510
Lease liabilities	16	3,744	4,138	2,397	1,517	224
Current trade and other payables *	17	52,073	52,073	52,073	—	—
		2,674,328	**3,598,033**	**512,143**	**1,897,558**	**1,188,332**

			Contractual cash flows June 30, 2025			
(in thousands of USD)	**Note**	**Carrying Amount**	**Total**	**Less than 1 year**	**Between 1 and 5 years**	**More than 5 years**
Non derivative financial liabilities						
Bank loans and other notes	16	4,215,914	4,881,080	550,526	4,184,029	146,525
Other borrowings	16	1,306,112	1,905,071	183,607	697,473	1,023,990
Lease liabilities	16	119,696	120,427	115,650	4,638	139
Current trade and other payables *	17	122,713	122,713	122,713	—	—
		5,764,435	**7,029,291**	**972,496**	**4,886,140**	**1,170,654**

**Deferred income and VAT payables (included in other payables) (see Note 16), which are not financial liabilities, are not included.*

The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. As of June 30, 2025 and December 31, 2024, the Group was in compliance with all of the covenants contained in the debt agreements.

The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

44

CMB.TECH - Financial Report HY 2025

Note 19 - Deferred tax assets and liabilities

CMB.TECH NV and its subsidiaries had available combined cumulative tax losses and other tax credits carried forward of USD 194.5 million and USD 160.6 million as of June 30, 2025 and December 31, 2024, respectively. Under current local tax laws, these loss carry forwards have an indefinite life and may be used to offset future taxable income of CMB.TECH NV and its subsidiaries.

The Company did not recognize deferred tax assets of USD 50.3 million and USD 39.7 million as of June 30, 2025 and December 31, 2024, respectively, that can be carried forward against future taxable income, because it is not considered more likely than not that these deferred tax assets will be utilized in the foreseeable future.

Note 20 - Non-current receivables

(in thousands of USD)	Note	June 30, 2025	December 31, 2024
Shareholders loans to joint ventures	25	18,480	16,188
Derivatives	-	8,895	1,279
Cash guarantees and deposits	-	51,283	48,548
Other non-current receivables	-	10,553	9,061
Total non-current receivables		**89,211**	**75,076**

The shareholder loans to joint ventures mainly relates to the loans provided to BeHydro and JPN H2Hydro and to joint ventures within the Windcat group of companies, i.e. TSM Windcat and FRS Windcat Offshore Logistics.

The cash guarantees and deposits as of June 30, 2025 relates to a cash security of USD 45.7 million lodged with the High Court of Malaysia in January, 2024. The cash security equals the claimed amount and was required to lift the arrest on the vessel Oceania which was subsequently sold and delivered to her new owners.


HYDROTUG 1

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 Note 21 - Inventory  The bunker inventory mainly relates to the bunker fuel stored on board of the vessels. As of June 30, 2025 the carrying amount of the bunker inventory on board of the vessels amounted to USD 50.3 million (2024: USD 17.3 million). The increase is mainly due to the acquisition of the Golden Ocean Fleet as per March 12, 2025.  Bunkers delivered to vessels operating in the TI Pool or Stolt Pool, are sold to the Pool and bunkers  on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.  The inventory on board of our vessels is accounted for on a first-in, first-out basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.  Bunker expenses are recognized in profit or loss upon consumption.  The other inventory amounts to USD 8.1 million and relates to trucks purchased to be converted into hydrotrucks for resale and spare parts used for the conversion of regular engines to hydrogen powered engines.  CMB.TECH - Financial Report HY 2025  46

 Note 22 - Trade and other receivables  (in thousands of USD)  June 30, 2025  December 31, 2024  Receivable from contracts with customers  173,859  117,824  Receivable from contracts with customers - TI Pool  42,176  56,568  Accrued income  25,961  9,237  Accrued interest  371  236  Deferred charges  119,763  45,072  Deferred fulfillment costs  —  1,126  Other receivables  52,181  3,691  Lease receivables  330  1,263  Derivatives  8,252  866  Total trade and other receivables  422,893  235,883  The increase in receivables from contracts with customers is primarily attributable to the acquisition of Golden Ocean Group Ltd as of March 12, 2025.  The receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in the first six months of 2025 mainly due to a decreased number of vessels in the pool.  The increase in deferred charges is mainly due to the acquisition and consolidation of GOGL as per March 12, 2025, and to deferred arrangement fees of USD 28.4 million related to the undrawn amount of the USD 2 billion loan facility.  The increase in other receivables is due to the acquisition of GOGL and mainly relates to bunker receivables on time charter-out contracts.  CMB.TECH - Financial Report HY 2025  47

CMB.TECH - Financial Report HY 2025



Note 23 - Provisions and contingencies

(in thousands of USD)	**Onerous contract**	**Total**
At January 1, 2025	**274**	**274**
Provisions used during the year	(149)	(149)
Balance at June 30, 2025	**125**	**125**
Non-current	—	—
Current	125	125
Total	**125**	**125**

The Group is currently involved in a litigation with RMK Maritime (RMK). RMK have commenced legal proceedings in the London High Court against CMB.TECH seeking USD 13.0 million in damages in relation to unpaid advisory services provided by RMK to CMB.TECH concerning its merger with Gener8 in 2016 and 2017. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized. Our witness statements were taken in the course of 2024 and in May 2025. The case was pleaded in June, and a verdict is expected by end of September. The Group is also involved in a claim from Fourworld. Fourworld has filed a claim against CMB NV and an identical claim to CMB.TECH NV as well as all parties concerned in the deal with Frontline. They want to overturn the following 3 decisions; (1) the sale of 24 vessels from CMB.TECH to Frontline, (2) the termination of the arbitration between CMB.TECH and Frontline and (3) the acquisition of CMB.TECH Enterprises by the Company. Hearings will take place in May 2026. Management believes that Fourworld has no strong arguments and evidence and that the risk for CMB.TECH is low and therefore no provision is recognised.

Additionally, the Group is still involved in a litigation concerning the Oceania. A cash security of USD 45.7 million has been lodged with the High Court of Malaysia in January, 2024 (see Note 20). On May 7, 2025, the Group received an arbitration award in our favour in the London arbitration proceedings. The tribunal held that the cargo is indeed deemed to be sanctioned, wherefore Silk Straits are to indemnify CMBT and pay our claim of USD 1.8 million to be increased with costs. The case remains pending before the Malaysian court, with hearings postponed to 2026. CMB.TECH is currently in discussion with Silk Straits regarding a potential assignment of their rights vis-à-vis Black Swan. Such an assignment would enable CMB.TECH to evaluate the possibility of initiating legal proceedings against Black Swan in Singapore, with the objective of countering the ongoing Malaysian proceedings. An additional claim has been initiated by Black Swan, alleging hedging losses arising from the loss of the cargo. The potential additional exposure amounts to USD 13.6 million. Considering the facts and circumstances of the case and external as well as internal advice from counsel, management is of the opinion that it is not more likely than not that an outflow of resources will be required to settle any obligation and that consequently no provision needs to be accounted for at the moment.

48

 Note 24 - Business Combination  On March 4, 2025, CMB.TECH NV, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen Holdings Limited (Hemen) to purchase all of Hemen’s 81,363,730 of the common shares of Golden Ocean Group Limited at a purchase price of USD 14.49 per common share. Following the closing of the Share Purchase on March 12, 2025, CMB.TECH holds 40.8% of Golden Ocean’s outstanding common shares. The combination of CMB.TECH and Golden Ocean is accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, “Business Combinations”, with CMB.TECH as the accounting acquirer under this guidance.  As the remaining shareholdings are widely dispersed and no contractual agreements are in place with other shareholders regarding preferred voting rights, the shareholding of 40.8% is considered a majority shareholding. As mentioned in the Bye-laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.. Based on voting patterns at the three most recent shareholder meetings, it can be concluded that, following completion of the share purchase, CMB.TECH holds significantly more voting rights than any other shareholder or organized group of shareholders, resulting in de facto power through voting rights. The Company has assessed that control has been obtained in accordance with IFRS 10 as of that date. Consequently, Golden Ocean was fully integrated as a subsidiary within CMB.TECH’s consolidated accounts.  Between March 24, 2025, and April 3, 2025, CMB.TECH acquired an additional 17,036,474 Golden  Ocean common shares in the open market. As of June 30, 2025, CMB.TECH, indirectly through CMB.TECH Bermuda Ltd. owned an aggregate of  98,400,204 Golden Ocean common shares,  representing 49.4% of Golden Ocean’s outstanding voting shares.  On April 22, 2025, CMB.TECH and Golden Ocean announced they signed the Term Sheet for a stock- for-stock merger and subsequently on May 28, 2025, signed the Merger Agreement. CMB.TECH will be the surviving entity of the Merger. On August 19, 2025, the stock-for-stock merger of Golden Ocean with and into CMB.TECH Bermuda Ltd., a wholly- owned subsidiary of CMB.TECH with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH as the issuer of the merger consideration shares, has been approved. On August 20, 2025, the merger was completed and each Golden Ocean common share was canceled, and such shares (other than shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries own) were automatically converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement).  The subsequent acquisitions of Golden Ocean shares as well as the merger will be accounted for as a step acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.  Golden Ocean Group, is an international dry bulk shipping group. The merger creates one of the largest diversified listed maritime groups in the world with a combined fleet of more than 250 vessels. Following the merger, the free float of CMB.TECH increased, which is beneficial for the liquidity of the CMB.TECH ordinary shares.  Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows (note that fair value was not used as the measurement basis for assets and liabilities that require a different basis, which includes the office leases, contingent liabilities, income taxes and defined benefit pension plans):  CMB.TECH - Financial Report HY 2025  49

CMB.TECH - Financial Report HY 2025

(in thousands of USD)	Note	Book value	Adjustment	Fair value
Vessels	12	2,935,213	536,848	3,472,061
Right-of-use assets	12	108,886	101,865	210,751
Intangible assets	13	396	—	396
Investments	25	—	44,825	44,825
Investments in equity accounted investees	25	53,236	(44,825)	8,411
Receivables	-	15,438	—	15,438
Current assets	-	179,997	6,739	186,736
Cash and cash equivalents	-	86,803	(6,739)	80,064
LT loans and borrowings	-	(884,455)	—	(884,455)
Non-current payables	-	(284,831)	—	(284,831)
Current liabilities	-	(382,432)	—	(382,432)
Total identifiable net assets acquired		**1,828,251**	**638,713**	**2,466,964**

(in thousands of USD)		**Acquisition of the shares on March 12, 2025**
Consideration transferred in cash		1,178,960
Share in equity	40.80%	
Total identifiable net assets acquired		1,006,610
Goodwill		**172,350**

(in thousands of USD)		**Subsequent acquisitions (transactions with non-controlling shareholders)**
Consideration transferred in cash subsequent purchases		137,066
Share in equity	8.55%	
Total identifiable net assets acquired		210,771
Movement of equity as a result of the step acquisition of non-controlling interest		**(73,705)**

Following the initial acquisition, 40.80% of the revalued net assets is attributed to minority interests. Based on the figures of March 12, 2025, this amounts to USD 1,460,354 thousand.

Current assets are comprised of trade debtors, inventory and deferred charges. Current liabilities are primarily constituted by short-term loans and borrowings, trade debts and accrued costs and deferred income related to the shipping activities.

Management has strong belief in the dry bulk market and expects significant growth in the business. CMB.TECH recognized the resulting goodwill on the statement of financial position. This goodwill will subsequently be assessed for impairment annually.

Contribution to revenue and profit/loss

Since their acquisition by the Group, the acquired companies contributed revenue of USD 198.8 million and a loss of USD 37.5 million to the Group's consolidated results for the period ended June 30, 2025. If the acquisition had occurred on 1 January 2025, management estimates that the Group's consolidated revenue for the period ended June 30, 2025, would have been USD 306.2 million and consolidated loss for the period ended June 30, 2025, would have been USD 66.1 million.

Acquisition related costs

The Group incurred at June 30,2025 approximately USD 2.0 million of legal fees, mainly related to due diligence costs, advisory fees and audit fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

Business combinations completed in prior periods

On December 22, 2023 CMB.TECH and CMB NV entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH Enterprises NV for a purchase price of USD 1.15 billion in cash. The transaction was approved by an Extraordinary General Meeting on February 7, 2024 and has been completed on February 8, 2024. The transaction has been considered as a transaction under common control and therefore IFRS 3 does not apply. Hence book value accounting was applied which resulted in the recognition of an adjustment of USD 797.0 million in retained earnings to reflect the difference between the consideration paid and the identifiable net assets acquired.

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Note 25 - Investments  At fair value through profit or loss  The investment in other companies of USD 45.0 million relates to the purchase of 10% of the shares of Anglo-Eastern Univan Group Limited and to a stake held in SwissMarine by Golden Ocean Group Ltd of USD 44.8 million. The investments are measured at fair value, with changes in fair value recognised through profit or loss. The Company received a dividend of USD 3.7 million from Anglo-Eastern Univan Group Limited during the first six months of 2025.  Equity-accounted investees  (in thousands of USD) June 30, 2025  December 31, 2024  Assets  Interest in joint ventures 21,374  16,806  Interest in associates 6,749  —  TOTAL ASSETS 28,123  16,806  Associates  (in thousands of USD)  June 30, 2025  Business Combinations  6,322  Group's share of profit (loss) for the period  427  Carrying amount of interest at the end of the period  6,749  CMB.TECH - Financial Report HY 2025  51

 Joint Ventures  The following table contains a roll forward of the balance sheet amounts with respect to the Group’s joint ventures:  ASSET  (in thousands of USD)  Investments in equity accounted investees  Shareholders loans  Gross balance  (330)  850  Offset investment with shareholders loan  848  (848)  Balance at January 1, 2024  518  2  Reversal prior year offset investment with shareholders loan  (848)  848  Group's share of profit (loss) for the period  920  —  Capital increase/(decrease) in joint ventures  3,796  —  Movement shareholders loans to joint ventures  —  4,485  Business combinations  12,399  11,638  Translation differences  (475)  (290)  Gross balance  16,311  16,683  Offset investment with shareholders loan  495  (495)  Balance at December 31, 2024  16,806  16,188  Reversal prior year offset investment with shareholders loan  (495)  495  Group's share of profit (loss) for the period  1,144  —  Movement shareholders loans to joint ventures  —  1,331  Dividends received from joint ventures  (625)  —  Translation differences  1,359  1,562  Business combinations  2,089  —  Gross balance  20,278  19,576  Offset investment with shareholders loan  1,096  (1,096)  Balance at June 30, 2025  21,374  18,480  The increase in investments in equity accounted investees at June 30, 2025 is mainly related to the acquisition of Golden Ocean Group Ltd (see Note 5).  CMB.TECH - Financial Report HY 2025  52

 Note 26 - Subsequent events  On July 2, 2025, the CTV Windcat 58 was delivered.  On July 3, 2025, the Company entered into an agreement to sell the Capesize vessel Golden Zhoushan for a sale price of USD 22.1 million, less a 1% commission (see Note 12). The vessel is expected to be delivered to its new owner in the third quarter of 2025.  The purchase of eight vessels from SFL Corporation Ltd. en-bloc for an aggregate price of USD 112 million was finalized with the early delivery of the vessels between 8 and 10 July. At the same time, the Company fully drew down on a USD 90 million revolving credit facility to refinance its SFL finance lease obligations.  On July 24, 2025, the CSOV Windcat Rotterdam was delivered.  On August 19, 2025, Golden Ocean held a Special General Meeting to vote on the proposed  merger. The merger was approved by  shareholders holding 92.72% present or represented at  of the shares the meeting.  Dissenting shareholders may, within one month after the notice for the Special General Meeting has been given, apply to the Supreme Court of Bermuda to have the fair value of its shares  appraised. Golden Ocean has received correspondence from certain holders of Golden Ocean common shares stating their intention to exercise their rights as Dissenting Shareholders.  On August 20, 2025, the merger was closed. Based on the Exchange Ratio and the current number of outstanding Golden Ocean common  shares and ordinary shares in the Company, the Company issued 95,952,934 new ordinary shares by means of a capital increase by contribution in kind.  Upon completion of the Merger, CMB.TECH shareholders own 70% (or 67% excluding treasury shares) of the total issued share capital of CMB.TECH and Golden Ocean shareholders own 30% (or 33% excluding treasury shares) of the total issued share capital of CMB.TECH.  CMB.TECH remains listed on the New York Stock Exchange (“NYSE”) and Euronext Brussels under the ticker symbol ‘CMBT’. As of August 20, 2025, CMB.TECH is also listed on Euronext Oslo Børs under the ticker symbol ‘CMBTO’.  On August 25, 2025, the Company entered into an agreement to sell the Suezmax Sofia (2010 - 165,000 dwt) for a net sale price of USD 40.1 million. The sale will generate a gain of approximately USD 20.4 million and is expected to be delivered to its new owner in the fourth quarter of 2025.  Note 27 - Standards issued but not yet effective  The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and the IFRIC but are not yet effective as per June 30, 2025 and/or not yet adopted by the European Union as per June 30, 2025 and for which the impact might be relevant:  – Amendments to the Classification and Measurement of Financial Instruments  (Amendments to IFRS 9 and IFRS 7)  – Annual Improvements to IFRS Accounting  Standards – Volume 11  – IFRS 18 Presentation and Disclosure in Financial Statements  None of the other new standards, interpretations and amendments, which have been issued by the IASB and the IFRIC are not yet effective as per June 30, 2025 and/or not yet adopted by the European Union as per June 30, 2025, are expected to have a material effect on the Group's future financial statements.  CMB.TECH - Financial Report HY 2025  53

 Note 28 - Statement on the true and fair view of the consolidated financial statements and the fair overview of the management report  Mr. Marc Saverys, Chairperson of the Supervisory Board, Mr. Alexander Saverys, CEO and Mr. Ludovic Saverys, CFO, hereby certify that, to the best of their knowledge, (a) the condensed consolidated interim financial statements as of June 30, 2025 and for the six-month period then ended, which have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the IASB and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of CMB.TECH NV and the entities included in the consolidation, and (b) the interim management report includes a true and fair overview of the information required to be included therein under Article 13 §5 and  §6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.  Statutory auditor’s report to the Supervisory Board of CMB.TECH NV on the review of the condensed consolidated interim financial statements for the six-month period ended 30 June 2025  Introduction  We have reviewed the accompanying condensed consolidated interim statement of financial position of CMB.TECH NV as of 30 June 2025 and the related condensed consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the six-month period then ended, as well as the explanatory notes. The Supervisory Board is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.  Scope of review  We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.  Conclusion  Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union.  Antwerp, 27 August 2025  BDO Bedrijfsrevisoren BV Statutory auditor Represented by Veerle Catry*  *Acting for a company  CMB.TECH - Financial Report HY 2025  54

 Registered office  De Gerlachekaai 20  B-2000 Antwerp - Belgium Tel. +32 3 247 59 11  VAT BE 0860 402 767  Website https://cmb.tech/  Responsible editor  Ludovic Saverys  De Gerlachekaai 20,  B-2000 Antwerp - Belgium  Registered within the jurisdiction of the Commercial Court of Antwerp  Dit verslag is ook beschikbaar in het Nederlands  This report can be downloaded on our website: https://cmb.tech/